

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 29, 2008

Mr. D. Bruce Horton
Chief Financial Officer
Morgan Creek Energy Corp.
5050 Quorum Drive, Suite 700
Dallas, Texas 75254

>   **Re: Morgan Creek Energy Corp.**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2007**
>   **Filed April 10, 2008**
>   **Form 10-Q for the Quarter Ended June 30, 2008**
>   **Filed August 19, 2008**
>   **Response letter dated August 6, 2008**
>   **Response letter dated August 12, 2008**
>   **File No. 000-52139**

Dear Mr. Horton:

      We have reviewed your response and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Financial Statements

General

1.   Please submit your response letter dated August 12, 2008 on EDGAR.

Report of Independent Registered Public Accounting Firm, page 34

2.   We have read your response to prior comment 1 and the revised auditor's report to be issued by De Joya Griffith & Company, LLC, indicating they audited your balance sheet as of December 31, 2007 and the related statement of operations, stockholders' deficit, and cash flows for the period from inception (October 19, 2004) to December 31, 2007, with reliance on other auditors for periods through 2006. However, there is now no indication in the opinion paragraph that they

audited the statements of operations, stockholder's deficit and cash flows for the *year* ended December 31, 2007, as had previously been asserted. Further, the opening paragraph indicates reliance on other auditors is being placed only for 2006, with no mention of the cumulative period. Please arrange with your auditors to have these inconsistencies resolved, as necessary to comply with the AU §§508.13 and 543.09. We reissue prior comment 1.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joanna Lam at (202) 551- 3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief